UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 4, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 1 through 4 and 6 through 8 are not applicable and are therefore omitted.

Item 5.02 (d) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 4, 2017, Winnebago Industries announced the appointment of Richard (Rick) D. Moss to its Board of Directors effective February 1, 2017. Rick Moss, 58, is the Chief Financial Officer of Hanesbrands, Inc. (NYSE: HBI).

Before joining Hanesbrands as Chief Treasury and Tax Officer in 2006, Rick served as CFO of Chattem Inc., a consumer products company.

Rick has been appointed to join the audit and finance committees. He is filling a vacancy created by the retirement of Lawrence A. Erickson and will serve as a Class II director. He is expected to stand for election at the next annual meeting of shareholders in December of 2017.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release Issued by Winnebago Industries, Inc. on January 4, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: January 5, 2017   By: */s/ Scott C. Folkers*
                                Name: Scott C. Folkers
                                Title: Vice President, General Counsel and Secretary

 **News Release**

Contact: Ashis Bhattacharya - Investor Relations - 641-585-6414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES APPOINTS RICHARD MOSS,
CFO OF HANESBRANDS, INC., TO ITS BOARD OF DIRECTORS

FOREST CITY, IOWA, January 4, 2017 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today announced the appointment of Richard D. Moss to its Board of Directors, effective February 1, 2017.

Moss is currently the Chief Financial Officer of Hanesbrands Inc. (NYSE: HBI), a public company manufacturer of everyday leading basic apparel with annual revenues of more than $5 billion. Moss has served as CFO since 2011. Since joining HanesBrands in 2006, he has also held the positions of Chief Treasury and Tax Officer and Treasurer. Prior to joining HanesBrands, Moss served as CFO of Chattem, Inc. He was also previously Vice President and Treasurer of Sealy Corporation and Group Treasurer for Ansaldo STS.

"Winnebago Industries is embarking on truly exciting times in our company's long and storied history. As we focus on improving our overall customer experience and driving higher levels of shareholder value, we are concurrently evolving the leadership within our Executive team and the Board of Directors," said Michael Happe, President and Chief Executive Officer. "Welcoming Rick Moss to our Board is yet another important step in the right direction."

"The Board's role in guiding Winnebago Industries to higher levels of performance is paramount to that success," added Bob Chiusano, Chairman of the Board of Winnebago Industries. "It is vital that our Board membership continue to evolve to enhance our collective ability to work with company management for the benefit of our end customers and shareholders. We welcome Mr. Moss to the Winnebago team and his vast array of diverse finance, international, and business development experiences gained as a Senior Executive in multiple, quality organizations."

Moss received an MBA and Bachelor of Arts degree from Brigham Young University in Provo, Utah. In addition to serving on the full Board for Winnebago Industries, Moss will sit on the Audit and Finance committees.

About Winnebago

Winnebago is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including: risks inherent in the achievement of cost synergies and the timing thereof, risks related to the disruption of the transaction to Winnebago and Grand Design and its management, the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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